Filed Pursuant to Rule 433
Registration No. 333-277211
February 26, 2025
PRICING SUPPLEMENT
(To Product Supplement No. 2 dated May 8, 2024,
Equity Index Underlying Supplement dated February 21, 2024,
ETF Underlying Supplement dated February 21, 2024
Prospectus Supplement dated February 21, 2024 and
Prospectus dated February 21, 2024)

HSBC USA Inc.



$2,295,000 Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030

☐ Linked to the lowest performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® (each an "Underlying" and together the "Underlyings")

☐ Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a Maturity Payment Amount that may be greater than, equal to or less than the face amount of the securities, depending on the performance of the Lowest Performing Underlying from its Starting Value to its Ending Value. The Lowest Performing Underlying is the Underlying that has the lowest Underlying Return on the calculation day. The Maturity Payment Amount will reflect the following terms:

   ☐ If the value of the Lowest Performing Underlying increases, you will receive the face amount plus a positive return equal to 108% of the percentage increase in the value of the Lowest Performing Underlying from its Starting Value

   ☐ If the value of the Lowest Performing Underlying does not change or decreases but the decrease is not more than the Buffer Amount of 25%, you will receive the face amount

   ☐ If the value of the Lowest Performing Underlying decreases by more than the Buffer Amount, you will have 1-to-1 downside exposure to the decrease in the value of the Lowest Performing Underlying from its Starting Value in excess of the Buffer Amount, and you will lose more than 25%, and up to 75% of the face amount

☐ Investors may lose up to 75% of the face amount

☐ Your return on the securities will depend solely on the performance of the Lowest Performing Underlying. You will not benefit in any way from the performance of the better performing Underlyings. Therefore, you will be adversely affected if any Underlying performs poorly, even if the other Underlyings perform favorably

☐ All payments on the securities are subject to the credit risk of HSBC USA Inc. and you will have no ability to pursue any securities included in the Underlying for payment; if HSBC USA Inc. defaults on its obligations, you could lose all or some of your investment

☐ No periodic interest payments or dividends

☐ No exchange listing; designed to be held to maturity

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or product supplement or underlying supplements. Any representation to the contrary is a criminal offense.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. You should refer to "Selected Risk Considerations" beginning on page PS-7 of this document and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the accompanying underlying supplements, page S-1 of the accompanying prospectus supplement, and page 1 of the accompanying prospectus.

	Original Offering Price	Underwriting Discount [1]	Proceeds to HSBC
Per Security	$1,000.00	$38.70	$961.30
Total	$2,295,000.00	$88,816.50	$2,206,183.50

[1] HSBC Securities (USA) Inc. will receive an underwriting discount of $38.70 per security, which it will pay to the agent, Wells Fargo Securities, LLC ("Wells Fargo Securities"), as a commission. The agent may resell the securities to other securities dealers at the original offering price less a concession of $30.00 per security. Such securities dealers may include Wells Fargo Advisors ("WFA") (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, each an affiliate of Wells Fargo Securities). In addition to the selling concession allowed to WFA, the agent may pay $1.20 per security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of $3.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. See "Terms of the Securities—Agent's Commission and Other Fees" in this pricing supplement and "Use of Proceeds and Hedging" in the prospectus supplement for information regarding how we may hedge our obligations under the securities.

The estimated initial value of the securities on the pricing date is $935.20 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" on page PS-3 and "Selected Risk Considerations" beginning on page PS-7 of this document for additional information.

HSBC Securities (USA) Inc.   **Wells Fargo Securities**

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030



Terms of the Securities

Issuer:	HSBC USA Inc.
Market Measure:	The lowest performing of the Invesco S&P 500® Equal Weight ETF (Bloomberg ticker symbol "RSP") (the "RSP" or the "Fund") and Dow Jones Industrial Average® (Bloomberg ticker symbol "INDU") (the "INDU" or the "Index") (each an "Underlying," and collectively the "Underlyings")
Original Offering Price:	$1,000 per security
Face Amount:	The principal amount of $1,000 per security. References in this pricing supplement to a "security" are to a security with a face amount of $1,000.
Pricing Date:	February 26, 2025
Issue Date:	March 3, 2025
Calculation Day:	February 26, 2030, subject to postponement as described below under "—Market Disruption Events and Postponement Provisions."
Stated Maturity Date:	March 1, 2030, subject to postponement. The securities are not subject to redemption at the option of HSBC or repayment at the option of any holder of the securities prior to maturity.
Maturity Payment Amount:	On the stated maturity date, you will be entitled to receive a cash payment per security in U.S. dollars equal to the Maturity Payment Amount. The "<u>Maturity Payment Amount</u>" per security will equal: • if the Ending Value of the Lowest Performing Underlying is greater than its Starting Value: $1,000 + ($1,000 × Underlying Return of the Lowest Performing Underlying × Upside Participation Rate); • if the Ending Value of the Lowest Performing Underlying is less than or equal to its Starting Value, but greater than or equal to its Threshold Value: $1,000; or • if the Ending Value of the Lowest Performing Underlying is less than its Threshold Value: $1,000 + [$1,000 × (Underlying Return of the Lowest Performing Underlying + Buffer Amount)] **If the Ending Value of the Lowest Performing Underlyingis less than its Threshold Value, you will have 1-to-1 downside exposure to the decrease in the value of the Lowest Performing Underlyingin excess of the Buffer Amount and will lose some, and possibly up to 75%, of the face amount of your securities at maturity.**
Upside Participation Rate:	108%
Threshold Value:	$134.8275 with respect to the RSP and 3,2574.84 with respect to the INDU, each of which is 75.00% of its Starting Value
Buffer Amount	25.00%
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return
Underlying Return:	With respect to an Underlying, the percentage change from its Starting Value to its Ending Value, measured as follows: $$\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}$$
Starting Value:	$179.77 with respect to the RSP and 43,433.12 with respect to the INDU, each of which was its closing value on the calculation day.

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030



Ending Value:	With respect to each Underlying, its closing value on the calculation day.
Closing Value:	With respect to an Index on any trading day, its closing level on that trading day; and with respect to a Fund on any trading day, its fund closing price on that trading day.
Closing Level:	With respect to an Index, closing level has the meaning set forth under "General Terms of the Securities — Certain Terms for Securities Linked to an Index — Certain Definitions" in the accompanying product supplement.
Fund Closing Price:	With respect to the Fund, the fund closing price, the closing price and the adjustment factor have the meanings set forth under "General Terms of the Securities — Certain Terms for Securities Linked to a Fund — Certain Definitions" in the accompanying product supplement.
Market Disruption Events and Postponement Provisions:	The calculation day is subject to postponement due to non-trading days and the occurrence of a market disruption event. In addition, the stated maturity date will be postponed if the calculation day is postponed, and will be adjusted for non-business days. For more information regarding adjustments to the calculation day and the stated maturity date, see "General Terms of the Securities—Consequences of a Market Disruption Event; Postponement of a Calculation Day—Securities Linked to Multiple Market Measures" and "—Payment Dates" in the accompanying product supplement. In addition, for information regarding the circumstances that may result in a market disruption event, see "General Terms of the Securities—Certain Terms for Securities Linked to an Index—Market Disruption Events" and "—Certain Terms for Securities Linked to a Fund—Market Disruption Events" in the accompanying product supplement.
Calculation Agent:	HSBC Securities (USA) Inc.
Estimated Initial Value:	The estimated initial value of the securities is less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value Of The Securities, Which Was Determined by Us on the Pricing Date, Is Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."
Material U.S. Tax Consequences:	For a discussion of the U.S. federal income and estate tax consequences of the ownership and disposition of the securities, see "U.S. Federal Income Tax Considerations" herein and "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Agent's Commission and Other Fees:	HSBC Securities (USA) Inc. will receive an underwriting discount of $38.70 per security, which it will pay to the agent, Wells Fargo Securities, as a commission. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession of $30.00 per security. Such securities dealers may include WFA. In addition to the selling concession allowed to WFA, Wells Fargo Securities may pay $1.20 per security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of $3.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. We expect to hedge our obligations through the agent, one of our or its affiliates and/or another unaffiliated counterparty, which expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the securities. If any dealer participating in the distribution of the securities or any of its affiliates conducts hedging activities for us in connection with the securities, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount, concession or fee received in connection with the sale of the securities to you.
Denominations:	$1,000 and any integral multiple of $1,000.
CUSIP / ISIN:	40447C4D9 / US40447C4D94

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside



Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030


Additional Information About HSBC USA Inc. and the Securities


This document relates to the offering of securities identified on the cover page. As a purchaser of a security, you will acquire an investment instrument linked to the lowest performing of the Undelryings. Although the offering relates to the Underlyings, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any Underlying, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 21, 2024 (the "prospectus"), the prospectus supplement dated February 21, 2024 (the "prospectus supplement"), the product supplement No. 2 dated May 8, 2024 (the "product supplement"), the equity index underlying supplement dated February 21, 2024 (the "equity index underlying supplement") and the ETF underlying supplement dated February 21, 2024 (the "ETF underlying supplement" and together with the equity index underlying supplement, the "underlying supplements"). If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, underlying supplements, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page PS-7 of this pricing supplement and in "Risk Factors" beginning on PS-5 of the product supplement, page S-1 of the underlying supplements, page S-1 of the prospectus supplement and page 1 of the accompanying prospectus, as the securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including the product supplement, underlying supplements, prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the product supplement, underlying supplements, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the product supplement, underlying supplements, prospectus supplement and prospectus if you request them by calling toll-free 1-866-811-8049.

References to "HSBC," "the Issuer," "the Bank," "we," "us" and "our" in this pricing supplement are references to HSBC USA Inc. and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires. References to "Index" or "Fund" in the underlying supplements will be references to "Underlying."

You may access the product supplement, the underlying supplements, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement dated May 8, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924058672/tm2413644d20_424b2.htm
- Equity index underlying supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm
- ETF underlying supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025949/tm244959d4_424b2.htm
- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm



Investor Considerations

The securities are not appropriate for all investors. The securities may be an appropriate investment for investors who:

- seek 108% leveraged exposure to any upside performance of the Lowest Performing Underlying if its Ending Value is greater than its Starting Value;
- desire to limit downside exposure to the Lowest Performing Underlying through the Buffer Amount;
- are willing to accept the risk that, if the Ending Value of the Lowest Performing Underlying is less than its Starting Value by more than the Buffer Amount, they will lose some, and possibly up to 75%, of the face amount at maturity;
- understand that the return on the securities will depend solely on the performance of the Lowest Performing Underlying and that they will not benefit in any way from the performance of the better performing Underlying;
- understand that the securities are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings;
- are willing to forgo periodic interest payments on the securities and dividends or other distributions paid on the Fund or the securities included in or held by any Underlying; and
- are willing to hold the securities until maturity.

The securities may not be an appropriate investment for investors who:

- seek a liquid investment or are unable or unwilling to hold the securities to maturity;
- are unwilling to accept the risk that the Ending Value of the Lowest Performing Underlying may decrease from the Starting Value by more than the Buffer Amount;
- seek full return of the face amount of the securities at stated maturity;
- are unwilling to purchase securities with an estimated value as of the pricing date that is lower than the original offering price;
- seek current income;
- seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Lowest Performing Underlying;
- are unwilling to accept the risk of exposure to the Underlyings;
- seek exposure to the Underlyings but are unwilling to accept the risk/return trade-offs inherent in the Maturity Payment Amount for the securities;
- are unwilling to accept the credit risk of HSBC; or
- prefer the lower risk of conventional fixed income investments with comparable maturities issued by companies with comparable credit ratings.

The considerations identified above are not exhaustive. Whether or not the securities are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the securities in light of your particular circumstances. You should also review carefully the "Selected Risk Considerations" herein and the "Risk Factors" in the accompanying product supplement, underlying supplements and prospectus supplement for risks related to an investment in the securities. For more information about the Underlyings, please see "The Underlyings" below.





Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030

Determining Maturity Payment Amount

On the stated maturity date, you will receive a cash payment per security (the Maturity Payment Amount) calculated as follows:

Is the Ending Value of the Lowest Performing Underlying greater than its Starting Value?

Yes → You will receive per security:

$1,000 + ($1,000 × Underlying Return of the Lowest Performing Underlying × Upside Participation Rate)

No ↓

Is the Ending Value of the Lowest Performing Underlying greater than or equal to its Threshold Value?

Yes → You will receive per security: $1,000

No ↓

You will receive per security:

$1,000 + [$1,000 × (Underlying Return of the Lowest Performing Underlying + Buffer Amount)]

In this case, you will lose some, and possibly up to 75%, of the face amount.

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030



Selected Risk Considerations

The securities have complex features and investing in the securities will involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read the more detailed explanation of the risks relating to the securities generally in the "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the accompanying underlying supplements, page S-1 of the accompanying prospectus supplement and page 1 of the accompanying prospectus. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the securities in light of your particular circumstances. The index underlying the Fund is sometimes referred to as an "Underlying Index" of the Fund.

Risks Relating To The Structure Of The Securities

If The Ending Value Of The Lowest Performing Underlying Is Less Than Its Threshold Value, You Will Lose Some, And Possibly Up To 75%, Of The Face Amount Of Your Securities At Maturity.

We will not repay you a fixed amount on the securities on the stated maturity date. The Maturity Payment Amount will depend on the direction of and percentage change in the Ending Value of the Lowest Performing Underlying relative to its Starting Value and the other terms of the securities. Because the value of an Underlying will be subject to market fluctuations, the Maturity Payment Amount may be more or less, and possibly significantly less, than the face amount of your securities.

If the Ending Value of the Lowest Performing Underlying is less than its Threshold Value, the Maturity Payment Amount will be less than the face amount and you will have 1-to-1 downside exposure to the decrease in the value of the Lowest Performing Underlying in excess of the Buffer Amount, resulting in a loss of 1% of the face amount for every 1% decrease in the value of the Lowest Performing Underlying in excess of the Buffer Amount. The Threshold Value for each Underlying is 75% of its Starting Value. As a result, if the Ending Value of the Lowest Performing Underlying is less than its Threshold Value, you will lose some, and possibly up to 75%, of the face amount at maturity. This is the case even if the value of the Lowest Performing Underlying is greater than or equal to its Starting Value or its Threshold Value at certain times during the term of the securities other than on the calculation day.

Even if the Ending Value of the Lowest Performing Underlying is greater than its Starting Value, the Maturity Payment Amount may only be slightly greater than the face amount, and your yield on the securities may be less than the yield you would earn if you bought a traditional interest-bearing debt security of HSBC or another issuer with a similar credit rating with the same stated maturity date.

The Securities Are Subject To The Full Risks Of Each Underlying And Will Be Negatively Affected If Any Underlying Performs Poorly, Even If The Other Underlying Perform Favorably.

You are subject to the full risks of each Underlying. If any Underlying performs poorly, you will be negatively affected, even if the other Underlying perform favorably. The securities are not linked to a basket composed of the Underlyings, where the better performance of some Underlyings could offset the poor performance of others. Instead, you are subject to the full risks of whichever Underlying is the Lowest Performing Underlying. As a result, the securities are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the securities unless you understand and are willing to accept the full downside risks of each Underlying.

Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Underlying, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying.

Your return on the securities will depend solely on the performance of the Lowest Performing Underlying. Although it is necessary for each Underlying to close at or above its respective Threshold Value on the calculation day for you to receive the face amount of your securities at maturity, you will not benefit in any way from the performance of the better performing Underlying. The securities may underperform an alternative investment linked to a basket composed of the Underlyings, since in such case the performance of the better performing Underlying would be blended with the performance of the Lowest Performing Underlying, resulting in a better return than the return of the Lowest Performing Underlying alone.

You Will Be Subject To Risks Resulting From The Relationship Between The Underlyings.

It is preferable from your perspective for the Underlyings to be correlated with each other so that their values will tend to increase or decrease at similar times and by similar magnitudes. By investing in the securities, you assume the risk that the Underlyings will not exhibit this relationship. The less correlated the Underlyings, the more likely it is that any one of the Underlyings will be performing poorly at any time over the term of the securities. All that is necessary for the securities to perform poorly is for one of the Underlyings to perform poorly; the performance of the better performing Underlying is not relevant to your return on the securities. It is impossible to predict what the relationship between the Underlyings will be over the term of the securities. To the extent the Underlyings operate in different industries or sectors of the market, such industries and sectors may not perform similarly over the term of the securities.

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030



No Periodic Interest Will Be Paid On The Securities.

No periodic payments of interest will be made on the securities. However, if the agreed-upon tax treatment is successfully challenged by the Internal Revenue Service (the "IRS"), you may be required to recognize taxable income over the term of the securities. You should review the section of this document entitled "United States Federal Tax Considerations."

The Stated Maturity Date May Be Postponed If The Calculation Day Is Postponed.

The stated maturity date will be postponed if the originally scheduled calculation day is not a trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on that day. If such a postponement occurs, the stated maturity date will be the later of (i) the initial stated maturity date and (ii) three business days after the calculation day as postponed.

Risk Relating To The Credit Risk Of HSBC

The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

The securities are our obligations exclusively and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the securities are subject to our creditworthiness, and you will have no ability to pursue the shares of the Fund or any securities included in or held by any Underlying for payment. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the securities and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the securities. See "Description of Senior Debt Securities—Events of Default" in the prospectus.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

The Estimated Initial Value Of The Securities, Which Was Determined By Us On The Pricing Date, Is Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.

The estimated initial value of the securities was calculated by us on the pricing date and is less than the original offering price. The estimated initial value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.

The original offering price takes into account certain costs. These costs include the underwriting discount, our hedge counterparty's projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.

Assuming that all relevant factors remain constant after the issue date, the price at which HSBC Securities (USA) Inc. or the agent may initially buy or sell the securities in the secondary market, if any, and the value used for customer account statements, if any, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 3 months after the issue date. This temporary price difference may exist because, in its discretion, HSBC Securities (USA) Inc. or the agent may elect to effectively reimburse to investors a portion of the estimated hedging cost and other costs in connection with the securities that will no longer be incurred over the term of the securities. This discretionary election will be made, and the temporary reimbursement period will be determined, on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of the estimated costs which may be effectively reimbursed to investors in this way may not be allocated ratably throughout



the reimbursement period, and such reimbursement may be discontinued at any time, or the duration of the reimbursement period may be shortened after the issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the securities prior to maturity will be affected by the then-current value of each Underlying, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the securities: performance of the Underlyings; volatility of the Underlyings; correlation between the Underlyings; economic and other conditions generally; interest rates; dividend yields on the Fund or any securities included in or held by an Underlying; our credit ratings or credit spreads; and time remaining to maturity. When we refer to the "value" of your security, we mean the value you could receive for your security if you are able to sell it in the open market before the stated maturity date.

You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the securities attributable to another factor, such as a change in the value of an Underlying. Because numerous factors are expected to affect the value of the securities, changes in the value of an Underlying may not result in a comparable change in the value of the securities.

The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

The securities will not be listed on any securities exchange. Although Wells Fargo Securities and/or its affiliates may purchase the securities from holders, they are not obligated to do so and are not required to make a market for the securities. There can be no assurance that a secondary market will develop for the securities. Because we do not expect that any market makers will participate in a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which Wells Fargo Securities and/or its affiliates are willing to buy your securities.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your securities prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the securities to maturity.

Risks Relating To The Underlyings

The Performance Of The Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.

Although the Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in its Underlying Index and/or holding assets that are not included in its Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and its Underlying Index, or due to other circumstances. This variation in performance is called the "tracking error," and, at times, the tracking error may be significant.

In addition, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of the Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the securities, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in its Underlying Index or the same as a debt security with a return linked to the performance of its Underlying Index.

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside



Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030

Any Payments On The Securities Will Depend Upon The Performance Of The Underlyings And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

- **Investing In The Securities Is Not The Same As Investing In The Fund Or The Securities Included In Or Held By Any Underlying.** Investing in the securities is not equivalent to investing in the Fund or the securities included in or held by any Underlying. As an investor in the securities, your return will not reflect the return you would realize if you actually owned and held shares of the Fund or the securities included in or held by any Underlying for a period similar to the term of the securities because you will not receive any dividend payments, distributions or any other payments paid on an those securities. As a holder of the securities, you will not have any voting rights or any other rights that holders of the Fund or the securities included in or held by any Underlying would have.

- **Historical Values Of An Underlying Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.**

- **Changes That Affect An Underlying May Adversely Affect The Value Of The Securities And Any Payments On The Securities.**

- **We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In Or Held By An Underlying.**

- **We, The Agent And Our Respective Affiliates Have No Affiliation With The Sponsor Of Any Underlying And Have Not Independently Verified Its Public Disclosure Of Information.**

- **Anti-dilution Adjustments Relating To The Shares Of A Fund Do Not Address Every Event That Could Affect Such Shares.**

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the securities, which we refer to as a "participating dealer," will potentially be adverse to your interests as an investor in the securities. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the securities, and in so doing they will have no obligation to consider your interests as an investor in the securities. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the securities.

- ***The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the securities.*** HSBC Securities (USA) Inc., which is our affiliate, will be the calculation agent for the securities. As calculation agent, HSBC Securities (USA) Inc. will determine any values of the Underlyings and make any other determinations necessary to calculate any payments on the securities. In making these determinations, HSBC Securities (USA) Inc. may be required to make discretionary judgments that may adversely affect any payments on the securities. See the sections entitled "General Terms of the Securities—Certain Terms for Securities Linked to an Index— Market Disruption Events", "—Certain Terms for Securities Linked to a Fund—Market Disruption Events," and "—Anti-dilution Adjustments Relating to a Fund; Alternate Calculation" in the accompanying product supplement. In making these discretionary judgments, the fact that HSBC Securities (USA) Inc. is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the securities, and HSBC Securities (USA) Inc.'s determinations as calculation agent may adversely affect your return on the securities.

- ***Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the value of an Underlying.***

- ***Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in or held by an Underlying may adversely affect the value of such Underlying.***

- ***Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of an Underlying.***

- ***Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of an Underlying.***

- ***A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any fee, creating a further incentive for the participating dealer to sell the securities to you.***

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030



- *An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials.*

Risks Relating To Tax

The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

For a discussion of the U.S. federal income and estate tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030



Hypothetical Examples and Returns

The payout profile, return table and examples below illustrate the hypothetical Maturity Payment Amount for a $1,000 face amount security on a hypothetical offering of securities under various scenarios, with the assumptions set forth in the table below. The terms used for purposes of these hypothetical examples do not represent the actual Starting Value or Threshold Value of any Underlying. The hypothetical Starting Value of 1,000.00 has been chosen for illustrative purposes only and does not represent the actual Starting Value of any Underlying. The actual Starting Value and Threshold Value of each Underlying are set forth under "Terms of the Securities" above. For historical data regarding the actual closing values of the Underlyings, see the historical information set forth herein. The payout profile, return table and examples below assume that an investor purchases the securities for $1,000 per security. These examples are for purposes of illustration only and the values used in the examples may have been rounded for ease of analysis. The actual Maturity Payment Amount and resulting pre-tax total rate of return will depend on the actual terms of the securities.

Upside Participation Rate:	108.00%
Buffer Amount:	25%
Hypothetical Starting Value of each Underlying:	1,000.00
Hypothetical Threshold Value of each Underlying:	750.00 (75% of the hypothetical Starting Value)

Hypothetical Payout Profile





hypothetical Returns

Hypothetical Ending Value of the Lowest Performing Underlying	Hypothetical Underlying Return of the Lowest Performing Underlying	Hypothetical Maturity Payment Amount per Security	Hypothetical Pre-Tax Total Rate of Return[1]
2,000.00	100.00%	$2,080.00	108.00%
1,800.00	80.00%	$1,864.00	86.40%
1,500.00	50.00%	$1,540.00	54.00%
1,400.00	40.00%	$1,432.00	43.20%
1,300.00	30.00%	$1,324.00	32.40%
1,200.00	20.00%	$1,216.00	21.60%
1,100.00	10.00%	$1,108.00	10.80%
100.00	**0.00%**	**$1,000.00**	**0.00%**
900.00	-10.00%	$1,000.00	0.00%
800.00	-20.00%	$1,000.00	0.00%
750.00	**-25.00%**	**$1,000.00**	**0.00%**
70.00	-30.00%	$950.00	-5.00%
50.00	-50.00%	$750.00	-25.00%
20.00	-80.00%	$450.00	-55.00%
0.00	-100.00%	$250.00	-75.00%

[1] The hypothetical pre-tax total rate of return is the number, expressed as a percentage, that results from comparing the Maturity Payment Amount per security to the face amount of $1,000.



Hypothetical Examples

Example 1. The Maturity Payment Amount is greater than the face amount:

	RSP	INDU
Hypothetical Starting Value:	$1,000.00	1,000.00
Hypothetical Ending Value:	$1,500.00	1,100.00
Hypothetical Threshold Value:	750.00	750.00
Hypothetical Underlying Return:	50.00%	10.00%

Step 1: Determine which Underlying is the Lowest Performing Underlying.

In this example, the INDU has the lowest Underlying Return and is, therefore, the Lowest Performing Underlying.

Step 2: Determine the Maturity Payment Amount.

Because the hypothetical Ending Value of the Lowest Performing Underlying is greater than its hypothetical Starting Value, the Maturity Payment Amount per security would be equal to:

$1,000 + ($1,000 × Underlying Return of the Lowest Performing Underlying × Upside Participation Rate)

$1,000 + ($1,000 × 10.00% × 108.00%)

= $1,108.00

On the stated maturity date, you would receive $1,108.00 per security.

Example 2. The Maturity Payment Amount is equal to the face amount:

	RSP	INDU
Hypothetical Starting Value:	$1,000.00	1,000.00
Hypothetical Ending Value:	$900.00	800.00
Hypothetical Threshold Value:	750.00	750.00
Hypothetical Underlying Return:	-10.00%	-20.00%

Step 1: Determine which Underlying is the Lowest Performing Underlying.

In this example, the INDU has the lowest Underlying Return and is, therefore, the Lowest Performing Underlying.

Step 2: Determine the Maturity Payment Amount.

Because the hypothetical Ending Value of the Lowest Performing Underlying is less than its hypothetical Starting Value, but not by more than the Buffer Amount, you would not lose any of the face amount of your securities.

On the stated maturity date, you would receive $1,000.00 per security.

Example 3. The Maturity Payment Amount is less than the face amount:

	RSP	INDU
Hypothetical Starting Value:	$1,000.00	1,000.00
Hypothetical Ending Value:	$1,500.00	200.00
Hypothetical Threshold Value:	750.00	750.00
Hypothetical Underlying Return:	50.00%	-80.00%

Step 1: Determine which Underlying is the Lowest Performing Underlying.

In this example, the INDU has the lowest Underlying Return and is, therefore, the Lowest Performing Underlying.


Step 2: Determine the Maturity Payment Amount.

Because the hypothetical Ending Value of the Lowest Performing Underlying is less than its hypothetical Starting Value by more than the Buffer Amount, you would lose a portion of the face amount of your securities and receive the Maturity Payment Amount equal to:

$1,000 + [$1,000 × (Underlying Return of the Lowest Performing Underlying + Buffer Amount)]

$1,000 + [$1,000 × (-80.00% + 25%)]

= $450.00

On the stated maturity date, you would receive $450.00 per security. As this example illustrates, if any Underlying depreciates by more than the Buffer Amount from its Starting Value to its Ending Value, you will incur a loss on the securities at maturity, even if the other Underlying has appreciated or has not declined below its Threshold Value.

Market Linked Securities— Leveraged Upside Participation and Fixed Percentage Buffered Downside



Principal at Risk Securities Linked to the Lowest Performing of the Invesco S&P 500® Equal Weight ETF and the Dow Jones Industrial Average® due March 1, 2030

The Invesco S&P 500® Equal Weight ETF

The shares of the Invesco S&P 500® Equal Weight ETF ("RSP") are issued by Invesco Exchange-Traded Fund Trust (the "Invesco Trust"), a registered investment company. The RSP seeks investment results that correspond generally to the performance, before fees and expenses, of the of the S&P 500® Equal Weight Index (the "Underlying Index"). The Underlying Index is an equal-weighted version of the S&P 500® Index ("SPX"). The RSP trades on the NYSE Arca, Inc. under the ticker symbol "RSP."

For more information about the RSP, see "The Invesco S&P 500® Equal Weight ETF beginning on page S-51 of the accompanying ETF underlying supplement.

Historical Information

We obtained the closing prices of the RSP in the graph below from Bloomberg Finance L.P. ("Bloomberg") without independent verification. The historical performance of the RSP should not be taken as an indication of future performance, and no assurances can be given as to the closing price of the RSP on the calculation day. We cannot give you assurance that the performance of the RSP will result in the return of any of your investment.

The following graph sets forth daily closing prices of the RSP for the period from January 1, 2020 to February 26, 2025. The closing price of the RSP on February 26, 2025 was $179.77.

Historical Performance of the RSP



Source: Bloomberg



The Dow Jones Industrial Average®

The Dow Jones Industrial Average® ("INDU") is a price-weighted index comprised of 30 blue-chip stocks, which represent nine economic sectors including consumer discretionary, consumer staples, communication services, energy, financials, health care, industrials, information technology and materials.

For more information about the INDU, see "The Dow Jones Industrial Average®" beginning on page S-10 of the accompanying equity index underlying supplement.

Historical Information

We obtained the closing values of the INDU in the graph below from Bloomberg without independent verification. The historical performance of the INDU should not be taken as an indication of future performance, and no assurances can be given as to the closing value of the INDU on the calculation day. We cannot give you assurance that the performance of the INDU will result in the return of any of your investment.

The following graph sets forth daily closing values of the INDU for the period from January 1, 2020 to February 26, 2025. The closing value of the INDU on February 26, 2025 was 43,433.12.

Historical Performance of the INDU



Source: Bloomberg



U.S. Federal Income Tax Considerations

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income and estate tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided you have held the security for more than one year at such time for U.S. federal income tax purposes. If the securities are held by the same U.S. holder until maturity, that holder's holding period will generally include the maturity date.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the RSP (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the securities after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any Underlying or any of the entities whose stock is included in any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying or one or more of the entities whose stock is included in any Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if any Underlying or one or more of the entities whose stock is included in any Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.



A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. A determination that the securities are not subject to Section 871(m) is not binding on the Internal Revenue Service, and the Internal Revenue Service may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. It is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Validity Of The Securities

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.